Exhibit (a)(4)

COMM BANCORP, INC.

OFFER TO PURCHASE FOR CASH

UP TO 110,000 SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $52

NOR LESS THAN $46 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 13, 2007, UNLESS THE OFFER IS EXTENDED.

March 19, 2007

To	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by Comm Bancorp, Inc., a Pennsylvania business corporation (“Bancorp”), to act as Dealer Manager in connection with Bancorp’s offer to purchase for cash up to 110,000 shares of its common stock, par value $0.33 per share (the “Shares”), at a price specified by its stockholders not greater than $52 nor less than $46 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in Bancorp’s Offer to Purchase, dated March 19, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as each may be supplemented or amended from time to time, constitute the “Offer”). Unless the context requires otherwise, all references to Shares shall refer to the shares of common stock, par value $0.33 per share, of Bancorp.

Bancorp will determine a single per Share price, not greater than $52 nor less than $46 per Share, that it will pay for the Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. Bancorp will select the lowest purchase price that will allow it to purchase 110,000 Shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the Offer. Bancorp will purchase all Shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to the conditional tender described in the Offer to Purchase.

Upon the terms and conditions of the Offer, if, at the expiration of the Offer, more than 110,000 shares are validly tendered at or below the purchase price and not withdrawn, Bancorp will buy shares (i) from stockholders who owned beneficially as of the close of business on February 16, 2007 and continue to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, and (ii) then, on a pro rata basis, from all other stockholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the expiration of the offer, with appropriate adjustments to avoid the purchase of fractional shares.

Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders will be returned at Bancorp’s expense to the stockholders who tendered such Shares promptly after the Expiration Date (as defined in “The Offer — 1. Number of Shares; Price; Priority of Purchase” of the Offer to Purchase).

Bancorp expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements. See “The Offer — 1. Number of Shares; Price; Priority of Purchase” of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase dated March 19, 2007;

2. The Letter of Transmittal (Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares;

3. The Notice of Guaranteed Delivery to be used to accept the Offer and tender Shares pursuant to the Offer if the Shares and all other required documents cannot be delivered to the Depository by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A printed form of letter which you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer;

5. Letter to Stockholders, dated March 19, 2007; and

6. A return envelope addressed to American Stock Transfer & Trust Company, as Depository for the Offer.

Certain conditions of the Offer are described in “The Offer — 6. Conditions of Our Offer” of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on April 13, 2007, unless the Offer is extended.

For Shares to be properly tendered pursuant to the Offer:

(a) the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required in the Letter of Transmittal, must be received before the Expiration Date by the Depository; or

(b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

Bancorp will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares in a brokerage account or otherwise through brokers, dealers and other nominee stockholders are urged to consult the brokers, dealers and other nominee stockholders to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers and other nominee stockholders and not directly to the Depository. Bancorp will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Bancorp, the Information Agent, the Dealer Manager or the Depository for purposes of the Offer. Bancorp will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Georgeson, Inc., as Information Agent; Stockholders, please call toll free (866) 909-6475; Banks and brokers call (212) 440-9800.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF BANCORP, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITORY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

3